Exhibit 12

KEYCORP

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(dollars in millions)

(unaudited)

	Six months ended June 30,		Year ended December 31,
	2016	2015	2015	2014	2013	2012	2011
Computation of Earnings
Net income (loss) attributable to Key	$390	$471	$916	$900	$910	$858	$920
Add: Provision for income taxes	125	158	303	326	271	231	364
Less: Income (loss) from discontinued operations, net of taxes	4	8	1	(39)	40	23	(35)

Income (loss) before income taxes and cumulative effect of accounting change	511	621	1,218	1,265	1,141	1,066	1,319
Fixed charges, excluding interest on deposits	109	89	185	160	154	200	248

Total earnings for computation, excluding interest on deposits	620	710	1,403	1,425	1,295	1,266	1,567
Interest on deposits	65	52	105	117	158	257	390

Total earnings for computation, including interest on deposits	$685	$762	$1,508	$1,542	$1,453	$1,523	$1,957

Computation of Fixed Charges
Net rental expense	$53	$51	$104	$104	$111	$109	$106

Portion of net rental expense deemed representative of interest	$8	$8	$16	$16	$17	$16	$16
Interest on short-term borrowed funds	5	4	9	11	10	11	16
Interest on long-term debt	96	77	160	133	127	173	216

Total fixed charges, excluding interest on deposits	109	89	185	160	154	200	248
Interest on deposits	65	52	105	117	158	257	390

Total fixed charges, including interest on deposits	$174	$141	$290	$277	$312	$457	$638

Combined Fixed Charges and Preferred Stock Dividends
Preferred stock dividend requirement on a pre-tax basis	$11	$11	$23	$22	$23	$22	$107
Total fixed charges, excluding interest on deposits	109	89	185	160	154	200	248

Combined fixed charges and preferred stock dividends, excluding interest on deposits	120	100	208	182	177	222	355
Interest on deposits	65	52	105	117	158	257	390

Combined fixed charges and preferred stock dividends, including interest on deposits	$185	$152	$313	$299	$335	$479	$745

Ratio of Earnings to Fixed Charges
Excluding deposit interest	5.69	7.98	7.58	8.91	8.41	6.33	6.32
Including deposit interest	3.94	5.40	5.20	5.57	4.66	3.33	3.07

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Excluding deposit interest	5.17	7.10	6.75	7.83	7.32	5.70	4.41
Including deposit interest	3.70	5.01	4.82	5.16	4.34	3.18	2.63